ISSUED ON BEHALF OF REED ELSEVIER PLC

Disclosure of Interest in Voting Shares of Reed Elsevier PLC

Reed Elsevier PLC received today a notification dated 24 November 2005, in accordance with Part VI of the Companies Act 1985 (as amended), that the interest of The Capital Group Companies, Inc. and certain of its affiliates in the ordinary shares of Reed Elsevier PLC is 115,904,745 shares, representing 9.08% of the Company’s current issued share capital of which 66,199,558 shares, representing 5.18% of the Company’s share capital are held by Capital Guardian Trust Company.